UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



123
02003852
.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-32493
RECEIVED
MAR 01 2002
365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PNC Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
249 Fifth Ave.
(No. and Street)

Pittsburgh	**PA**	**15222**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson **412-762-6348**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

One Oxford Centre	**Pittsburgh**	**PA**	**15219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

County of Allegheny

OATH OR AFFIRMATION

I, __Charlene F. Wilson__________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _PNC Capital Markets, Inc.____, as of December 31________________, 2001________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notarial Seal
Joy A. Damico, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2002
Member, Pennsylvania Association of Notaries

Charlene F. Wilson
Signature

Vice President and Controller
Title

Joy A. Damico
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements and Schedules

PNC Capital Markets, Inc.

Year ended December 31, 2001
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder
of PNC Capital Markets, Inc.

In planning and performing our audit of the consolidated financial statements of PNC Capital Markets, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2002

PNC CAPITAL MARKETS, INC.

Consolidated Statement of Financial Condition
December 31, 2001 with Report of Independent Auditors

Consolidated Statement of Financial Condition

PNC Capital Markets, Inc.

December 31, 2001
with Report of Independent Auditors

PNC Capital Markets, Inc.

Consolidated Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder of
PNC Capital Markets, Inc.

We have audited the accompanying consolidated statement of financial condition of PNC Capital Markets, Inc. (an indirect wholly owned subsidiary of The PNC Financial Services Group, Inc.) as of December 31, 2001. The consolidated statement of financial condition is the responsibility of PNC Capital Markets, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of PNC Capital Markets, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.


Ernst + Young LLP

February 26, 2002

PNC Capital Markets, Inc.

Consolidated Statement of Financial Condition

December 31, 2001

(In Thousands)

Assets	
Assets:	
Cash and cash equivalents	$ 1,481
Receivables from brokers, dealers and clearing organizations	29,168
Other receivables	873
Securities owned, at market value:	
U.S. Government	8,139
State and municipal	65,103
Other debt securities	7,319
Inventory pledged	86,015
Securities purchased under agreements to resell	544,367
Income taxes receivable	298
Other assets	6,490
Total assets	$ 749,253
Liabilities and shareholder's equity	
Liabilities:	
Short-term borrowings from affiliate	$ 50,000
Other short-term borrowings	55,770
Securities sold under agreements to repurchase	534,801
Payables to brokers, dealers and others	2,186
Deferred revenue	5,228
Other liabilities	12,590
Total liabilities	660,575
Subordinated liabilities	82,689
Shareholder's equity	
Common stock, par value $100 per share—authorized 1,000 shares, issued and outstanding 100 shares	10
Additional paid-in capital	74
Retained earnings	5,905
Total shareholder's equity	5,989
Total liabilities and shareholder's equity	$ 749,253

See accompanying notes to the consolidated statement of financial condition.

1. Organization

PNC Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. During 2001, the Company purchased all of the outstanding preferred stock of Three Rivers Securities, LLC (the "Subsidiary"), a registered broker and dealer pursuant to the Securities Exchange Act of 1934 and member of the National Association of Securities Dealers, Inc.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. Government and agency securities, mortgage-backed securities, commercial paper, and money market instruments. The Company also acts as an agent for affiliates of PNC and others in certain securities transactions. The Company also provides corporate finance services, including arranging loan syndications for PNC customers.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated statement of financial condition includes the accounts of the Company and the Subsidiary. Such statement has been prepared in accordance with accounting principles generally accepted in the United States.

In preparing the consolidated statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition. Actual results may differ from such estimates, and such differences may be material to the consolidated statement of financial condition.

Cash Equivalents

Cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Securities Transactions

Proprietary securities transactions are recorded in the statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

2. Significant Accounting Policies (continued)

Securities Transactions (continued)

In the normal course of business, the Company obtains securities under resale and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $546.5 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities. At December 31, 2001, the Company pledged U.S. government obligations and municipal obligations with fair values of approximately $49.9 million and $36.1 million, respectively, in connection with financing activities.

Securities Valuation

U.S. Government, state and municipal, other debt securities, futures contracts and securities sold, not yet purchased are stated at market value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Securities Purchased Under Agreements to Resell/Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. Government and agency obligations and are carried at the amounts at which they will be subsequently resold or repurchased. Interest is accrued on repurchase and resale contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Counterparties are primarily financial institutions and other brokers and dealers, which are deemed by the Company to be creditworthy pursuant to established Company and PNC guidelines. Risks may arise from the potential inability of counterparties to honor terms of these agreements. Accordingly, the Company could receive less than the resale price on the sale of collateral securities.

2. Significant Accounting Policies (continued)

Securities Borrowed/Securities Loaned

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or collateral with the Company. Securities borrowed and securities loaned are included in receivables from and payables to brokers, dealers and others in the statement of financial condition.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on borrowed and loaned transactions and is included in other receivables and other liabilities on the statement of financial condition.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse.

3. Futures Contracts

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to hedge against risk positions associated with trading activities as well as for speculative purposes. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to these risks is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties, require security deposits, and require daily payment of variation margins, all of which reduce credit risk. At December 31, 2000, the Company had futures contract commitments to sell U.S. government obligations of $1,000,000.

4. Receivables from and Payables to Brokers, Dealers and Others

Receivables from and payables to brokers, dealers and others arise from the settlement of securities transactions executed for customers or the Company and consist of the following at December 31, 2001 (in thousands):

	Receivables	Payables
Securities failed to deliver/receive	$ 24,975	-
Deposits on securities borrowed/loaned	2,103	$ 2,098
Other amounts due from/to brokers and dealers	2,090	88
	$ 29,168	$ 2,186

5. Regulatory Requirements

The Company is subject to SEC Rule 15c3-1 and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness on an unconsolidated. At December 31, 2001, the Company had net capital of approximately $69.7 million, which was approximately $66.9 million in excess of its required net capital of approximately $2.8 million. At December 31, 2001, the Subsidiary was below its required minimum net capital level. Required regulatory notices were filed.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2000, qualified securities designated for the exclusive benefit of customers, which are included in U.S. Government securities owned, totaled approximately $1.0 million.

6. Income Taxes

Significant components of the Company's deferred tax asset, included in other assets on the statement of financial condition, as of December 31, 2001 are as follows (in thousands):

	Federal	State	Total
Deferred revenue	$385	$ 71	$456
Employee benefits	(715)	(133)	(848)
Other*	684	128	812
Net deferred tax asset	$354	$ 66	$420

6. Income Taxes (continued)

* Other temporary differences that give rise to deferred tax assets are deferred compensation, other post-employment benefits, state income tax, depreciation, capitalized software, capital stock tax, and general accruals.

7. Related Party Transactions

Cash and cash equivalents include cash on deposit with an affiliate of approximately $1 million and cash invested in a money market fund managed by an affiliate of approximately $458,000.

Short-term funding is provided by an affiliate, PNC Funding Corp., through a $500 million line of credit, which is due on demand. The line of credit bears interest at the approximate interest rate on commercial paper issuances. At December 31, 2000, the outstanding balance was $50.0 million at a rate of 2.931%. Borrowings under this line of credit do not qualify as regulatory net capital nor are such amounts included as part of aggregate indebtedness.

The Company has a $50 million line of credit with another affiliate, PNC Bank, N.A., which bears interest at 125 basis points above the average national federal funds rate. Borrowings under this line of credit are collateralized by marketable securities owned by the Company and are due on demand. At December 31, 2001, there were no borrowings outstanding under this facility. Any borrowings in excess of owned collateral are deemed unsecured.

During 2001, the Company declared and paid cash dividends in the amount of approximately $9.8 million to the Parent. The Company has a fixed rate subordinated loan in the amount of approximately $82.7 million with the Parent at a rate of 8.55% with final maturity on October 1, 2004. This loan is included as regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

In addition, the Company has a revolving variable rate subordinated loan agreement with PNC Funding Corp, which provides a revolving credit line of $100 million with final maturity on October 1, 2004. At December 31, 2001, the Company had no outstanding balance under this revolving subordinated loan agreement. Borrowings under this loan qualify as additional regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

7. Related Party Transactions (continued)

The Company conducts investment advisory and financial advisory services on behalf of PNC Bank N.A. During the normal course of business, The Company may execute securities transactions with or sell securities under agreements to repurchase to an affiliation. In addition, the Company may provide or receive various other advisory, referral or administrative services to/from PNC affiliate organizations. Amounts derived from such activities are listed in the table below (in thousands).

Assets:	
Other assets	4,087
Liabilities:	
Securities sold under agreements to repurchase	30,631
Other liabilities	4,027

8. Employee Benefit Plans

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"). Under the plan, employee contributions of up to 6% of biweekly compensation, as defined in the plan and subject to Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, defined benefit pension plan which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that uses certain compensation levels and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2001, the projected benefit obligation exceeded the fair value of plan assets.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2001, accrued Postretirement Benefits, included in other liabilities in the statement of financial condition totaled approximately $1,339,800. No separate financial obligation data for the Company is available with respect to such plan.

9. Leases

The Company leases certain facilities and various types of equipment under noncancelable leases with remaining terms of less than five years with certain renewal options for like terms. At December 31, 2000, future minimum rentals under these lease agreements aggregated to approximately $2,572,000. Minimum rentals for the years 2001 through 2005 are approximately $1,154,000, $718,000, $600,000, and $100,000, respectively.

10. Lines of Credit

At December 31, 2001, the Company had a $250 million overnight line of credit with an outside financial institution, of which $25 million could be unsecured. The line of credit bears interest at the Effective Federal Funds Rate plus 25 basis points. There was a balance of approximately $55.8 million outstanding on the $250 million line of credit at December 31, 2001 at a rate of 1.77%.

The Company also had a $500.0 million intraday line of credit with the same outside financial institution bearing interest at a fixed rate of 1%. There was no outstanding balance on this line at December 31, 2001.

In addition, the Company had a $100.0 million secured line of credit with a second outside financial institution bearing interest at the Effective Federal Funds Rate plus 37.5 basis points. There was no outstanding balance on this line at December 31, 2001.